Exhibit 99(d)

Acadia Power Partners, LLC and Subsidiary

Consolidated Financial Statements
December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

To the Members of
Acadia Power Partners, LLC and Subsidiary:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in members' capital and of cash flows present fairly, in all material respects, the financial position of Acadia Power Partners, LLC and Subsidiary (the "Company") at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, Calpine Energy Services, L.P., the Company's primary customer, and certain of its affiliates have filed for bankruptcy which also has given rise to certain events of default under the LLC Agreement, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

As discussed in Note 5 to the consolidated financial statements, the Company has significant transactions with related parties.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 26, 2007

Acadia Power Partners, LLC and Subsidiary
Consolidated Balance Sheets
December 31, 2006 and 2005

	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 770,428	$ 2,788,081
Accounts receivable	787,233	-
Inventory	1,775,943	1,790,840
Other current assets	1,899,741	1,679,255
Total current assets	5,233,345	6,258,176
Property, plant and equipment, net (Note 7)	437,280,397	451,758,870
Other noncurrent assets	-	623,589
Total assets	$442,513,742	$458,640,635
Liabilities and Members' Capital		
Current liabilities		
Accounts payable, trade	$ 598,875	$ 234,603
Accounts payable, affiliate	681,989	2,354,102
Accrued liabilities	2,045,669	4,289,219
Total current liabilities	3,326,533	6,877,924
Commitments and contingencies (Note 8)	-	-
Members' capital	439,187,209	451,762,711
Total liabilities and members' capital	$442,513,742	$458,640,635

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Consolidated Statements of Operations
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Revenues			
Third party	$ 82,175,200	$ -	$ -
Affiliate (Note 5)	15,017,932	71,402,014	74,692,889
Total revenues	97,193,132	71,402,014	74,692,889
Operating expenses			
Fuel expense	65,515,310	-	-
Plant operating expense	12,764,170	9,260,187	16,711,878
Purchased power expense, affiliate	-	-	951,041
Depreciation expense	14,585,150	14,621,587	14,257,335
Bad debt expense	-	5,542,812	-
Write-off of lease levelization asset (Note 5)	-	9,537,953	-
General and administrative expenses	1,992,232	1,429,451	1,484,432
Total operating expenses	94,856,862	40,391,990	33,404,686
Income from operations	2,336,270	31,010,024	41,288,203
Other income and expenses			
Other (income) expense	(88,228)	(70,342)	(13,367)
Net income	$ 2,424,498	$31,080,366	$41,301,570

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Consolidated Statements of Changes in Members' Capital
Years Ended December 31, 2006, 2005 and 2004

	Calpine Acadia Holdings, LLC	Acadia Power Holdings, LLC	Total Members' Capital
Balances at December 31, 2003	$ 192,590,183	$ 296,643,938	$ 489,234,121
Distributions	(20,695,513)	(34,695,513)	(55,391,026)
Net income	20,650,785	20,650,785	41,301,570
Interest on distributions	(5,739,330)	5,739,330	-
Balances at December 31, 2004	186,806,125	288,338,540	475,144,665
Distributions	(20,231,160)	(34,231,160)	(54,462,320)
Net income	15,540,183	15,540,183	31,080,366
Interest on distributions	(6,102,382)	6,102,382	-
Balances at December 31, 2005	176,012,766	275,749,945	451,762,711
Distributions	-	(15,000,000)	(15,000,000)
Net income	1,212,249	1,212,249	2,424,498
Interest on distributions	(5,987,373)	5,987,373	-
Balance at December 31, 2006	$ 171,237,642	$ 267,949,567	$ 439,187,209

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Consolidated Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities			
Net income	$2,424,498	$31,080,366	$41,301,570
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation expense	14,585,150	14,621,587	14,257,335
CES revenue fully collateralized by LOC draws	(15,000,000)	-	-
Bad debt expense	-	5,542,812	-
Write-off of lease levelization asset	-	9,537,953	-
Loss on retirement of assets	4,875,161	-	-
Gain from insurance settlement	(3,534,074)	-	-
Changes in operating assets and liabilities:			
Accounts receivable	(787,233)	-	-
Accounts receivable, affiliate	-	908,090	(263,007)
Inventory	14,897	(15,743)	(1,237)
Other current assets	(220,486)	(562,094)	242,595
Noncurrent assets	623,589	(2,529,590)	(3,464,514)
Accounts payable, trade	364,272	(312,707)	(2,053,387)
Accounts payable, affiliate	(1,672,113)	1,964,332	64,792
Accrued liabilities	(1,945,207)	(3,843,651)	7,348,059
Net cash provided by operating activities	(271,546)	56,391,355	57,432,206
Cash flows from investing activities			
Purchases of property, plant and equipment	(5,280,181)	(3,726,607)	(2,350,665)
Proceeds from insurance settlement	3,534,074	-	-
Proceeds from transmission credit	-	1,123,217	484,934
Net cash used for investing activities	(1,746,107)	(2,603,390)	(1,865,731)
Cash flows from financing activities			
Distributions	-	(54,462,320)	(55,391,026)
Net cash used in financing activities	-	(54,462,320)	(55,391,026)
Net increase (decrease) in cash and cash equivalents	(2,017,653)	(674,355)	175,449
Cash and cash equivalents			
Beginning of period	2,788,081	3,462,436	3,286,987
Ending of period	$ 770,428	$ 2,788,081	$ 3,462,436
Non-cash investing and financing transactions:			
Acquisitions of property, plant and equipment in accrued liabilities	$ 298,343	$ -	$ -
Distributions to member (Note 5)	15,000,000	-	-

The accompanying notes are an integral part of these consolidated financial statements.

Acadia Power Partners, LLC and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2006, 2005 and 2004

1. **Organization and Operations of the Company**

   Acadia Power Partners, LLC (the "Company"), a Delaware limited liability company, was formed on October 8, 1999, for the purpose of designing, developing, constructing, owning, and operating a 1,160-megawatt (MW) natural gas-fired electric generation plant (the "Facility") located in Acadia Parish, Louisiana.

   The Company's members are Calpine Acadia Holdings, LLC ("CAH"), a Delaware limited liability company and subsidiary of Calpine Corporation ("Calpine"), and Acadia Power Holdings, LLC ("APH"), a Louisiana limited liability company, and subsidiary of Cleco Midstream Resources, LLC ("Cleco"), a Louisiana limited liability company (collectively, the "Members"). In accordance with the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") dated February 29, 2000, each member holds a 50% interest in the Company and share in profits and losses of the Company in proportion to their ownership interests, except as described in Note 6. The Company is governed by an executive committee with two representatives from each Member.

2. **Going Concern and Ongoing Operations**

   On December 20, 2005, Calpine and certain of its subsidiaries, including CAH, Calpine Energy Services, L.P. ("CES"), and Calpine Central, LP ("CCLP"), (collectively the "Calpine Debtors"), filed voluntary petitions for relief under Chapter 11 (the "Bankruptcy Filing") of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Calpine Debtors continue to operate their business and manage their properties as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company did not file for bankruptcy and continues to operate in the normal course of business. However, the Company has an operation and maintenance agreement with CCLP, an indirect, wholly-owned subsidiary of Calpine, and tolling agreements with CES (Note 5). CCLP continues to operate under the terms of the operation and maintenance agreement; however CES has not performed under the terms of the tolling agreements in 2006.

   CAH's Bankruptcy Filing is an event of default under the LLC Agreement. The LLC Agreement provides for the business of the Company to continue without dissolution in the event of the bankruptcy of a Member. Any actions accorded to the Members under the default provisions of the Agreement are subject to approval by the Bankruptcy Court. Such actions may include, among others, acquisition of all of the facility by a single Member, sale of the defaulting Member's interest or sale of the facility to a third party. However, APH is precluded from exercising any remedies based on the default by virtue of the automatic stay provided under the Bankruptcy Court proceedings.

   If the Company is dissolved and its assets are liquidated, the proceeds will be distributed, first, to APH to the extent its cumulative priority amounts, as described in Note 6, have not been paid and, second, to the members in equal portions.

   In March 2006, the Company filed a motion with the United States Bankruptcy Court to, among other things, compel CES to perform under the existing power purchase agreements and to pay amounts due and owed under such agreements since the commencement of CES' Bankruptcy Filing. On March 15, 2006, the Company and CES entered into an amendment to each of the power purchase agreements pursuant to which the Company's obligations under the power purchase agreements would be suspended. The Bankruptcy Court approved these amendments on March 22, 2006. The amendments resolve certain of the relief requested by the Company's motion. However, the Company's motion to compel payment of its post petition claims and certain related relief remains pending before the Bankruptcy Court.   The hearing on such relief has been repeatedly stayed.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has entered into an agreement with a third party to market electricity on its behalf. The Company can not predict whether the third party will be successful in marketing the Company's power production or capacity at acceptable rates nor can it predict whether CES, CCLP or any other Calpine affiliate will reject a major project document. If such rejection occurred, there is no assurance the Company could replace these contracts on favorable terms. Management continues to operate the power plant in the normal course of business as it negotiates a settlement of the events of default under the LLC Agreement. Management plans to continue to identify potential customers and enter into alternative arrangements. While management may be successful in negotiating arrangements to continue to operate the plant under current or alternative arrangements, there is no assurance that the Company will be able to do so. Because of these uncertainties, substantial doubt exists regarding the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amount and classification of liabilities that may result from the outcome of these uncertainties.

3.   **Business Risks**

Several current issues in the power industry could have an effect on the Company's financial performance. Some of the business risks that could cause future results to differ from historical results include: (1) legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry; (2) the extent and timing of the entry of additional competition in the market in which the Company operates; (3) state, federal and other rate regulations in the areas in which the Company does business; (4) changes in or application of environmental and other laws and regulations to which the Company is subject; (5) changes in market conditions, including developments in energy and commodity supply, volume and pricing; (6) weather and other natural phenomena; (7) the direct or indirect effects on the business resulting from the financial difficulties of competitors of the Company, including but not limited to, their effects on liquidity in the trading and power industry and the views of the capital markets regarding the energy or trading industry; and (8) the bankruptcy proceedings of the Calpine Debtors.

4.   **Summary of Significant Accounting Policies**

Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Acadia Power Partners Pipeline, LLC (the "Pipeline"). All intercompany balances have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosures of contingent assets and liabilities at the date of these financial statements. Actual results could differ from these estimates. The most significant estimates with regard to these financial statements relate to the useful lives and carrying value of the facility, related depreciation, impairment of property, plant and equipment and allowance for doubtful accounts receivable.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The carrying amount of these instruments approximates fair value due to their short-term maturity.

Accounts Receivable and Accounts Payable

Accounts receivable and payable represent amounts due from customers and owed to vendors, respectively.

Inventory

Inventory is comprised of spare parts and is valued at the lower of cost or market. Costs for large spare parts estimated to be used within one year are determined using the specific identification method. For other spare parts, costs are generally determined using the weighted average cost method.

Other Current Assets

Other current assets include prepaid expenses for insurance and the Long-term Service Agreement ("LTSA") payments. Prepaid expense for insurance included in other current assets was $600,970 and $380,484 at December 31, 2006 and 2005, respectively. Prepaid LTSA included in other current assets was $1,298,772 and $1,298,772 at December 31, 2006 and 2005, respectively. See Note 8 for further discussion of LTSA.

Long-Lived Assets

In accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, ("SFAS 144") the Company evaluates the impairment of long-lived assets based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In accordance with SFAS 144, such cash flows do not include interest or tax expense cash outflows. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. No impairment charge was recorded for the years ended December 31, 2006, 2005 and 2004.

Major Maintenance

As major maintenance occurs, and as parts are replaced on the plants' steam and combustion turbines, these maintenance costs are either expensed or transferred to property, plant and equipment and depreciated over the parts' estimated useful lives, which is generally three to six years, depending on the nature of maintenance activity performed under the LTSA (See Note 8). Accrued major maintenance included in accrued liabilities was $1,912,526 and $4,096,909 at December 31, 2006 and 2005, respectively.

Income Taxes
The Company is a limited liability company and, for tax purposes, has elected to be treated as a partnership. The results of the Company are included in tax returns of the individual members. Accordingly, no recognition has been given to income taxes in these consolidated financial statements.

Revenue Recognition
The Company has two tolling agreements with CES whereby the capacity revenue is accounted for as a lease. Lease accounting treatment requires operating leases with minimum lease rentals that vary over time to be levelized over the term of the contract. The Company levelizes these contract revenues on a straight-line basis. In addition, the Company has a service agreement that is classified as an executory contract, and revenue is recognized upon transmission or delivery to customers (Note 5).

Concentration of Credit Risk
The financial instruments that potentially expose the Company to credit risk consist primarily of cash and accounts receivable. The Company has an agreement with Tenaska Power Services Company ("Tenaska") to market electricity and steam on behalf of the Company and a long-term agreement to sell electricity to CES. The Company has exposure to trends within the energy industry, including declines in the creditworthiness of its customers. The Company does not normally require collateral or other security to support its energy-related accounts receivable. Management does not believe that there is significant credit risk to the Company associated with Tenaska due to its payment history.

Fair Value of Financial Instruments
The carrying amounts reported in the balance sheets for accounts receivable and accounts payable approximate their fair values due to their short –term maturities.

New Accounting Pronouncements
SFAS No. 154
In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." This statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. SFAS No. 154 is effective for fiscal years beginning after December 15, 2005. Adoption of this statement did not have an impact on our results of operations, cash flows or financial position.

SFAS No. 157
In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The Company is currently assessing the impact this standard will have on the Company's results of operations, cash flows and financial position.

SAB No. 108
In September 2006, the SEC Staff issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB No. 108 establishes a "dual approach" for quantifying the effects of financial statement. Previously, the two methods most commonly used to quantify misstatements were the "rollover" method, which primarily focuses on the income statement impact of misstatements, and the "iron curtain" method, which primarily focuses on the balance sheet impact of misstatements. Under SAB No.108, companies are advised to consider both the rollover and iron curtain methods. SAB No. 108 must be applied no later than annual financial statements for the first fiscal year ending after November 15, 2006. The adoption of SAB No. 108 did not have an impact on the Company's results of operations, cash flows or financial condition.

Reclassifications
Certain amounts in the 2005 and 2004 statements of operations have been reclassified to conform to the current year presentation. Those reclassifications did not impact total operating expenses, income from operations, or net income.

5.   **Related Parties**

Tolling Agreements with CES
The Company entered into a tolling agreement dated July 27, 2001, with CES, which is effective for 20 years beginning July 1, 2002. Under the agreement, the Company has granted CES the right to receive the output of one train of the Facility consisting of approximately one-half of the full capacity.

On May 10, 2003, the Company entered into a second tolling agreement with CES effective through June 30, 2022. The agreement was completed concurrently with the termination of a previous tolling agreement dated October 9, 2000, with Aquila Energy Marketing Corporation ("Aquila") (See Note 6). Under this agreement, the Company has granted CES the right to receive the output of the second train of the Facility consisting of approximately one-half of the full capacity of the Facility.

On August 9, 2005 an amendment was made to these tolling agreements with an effective date of July 1, 2005, reducing the capacity payment from CES by $6,000,000 per year until December 31, 2011 and by $8,000,000 per year thereafter, until the termination of the agreement on July 1, 2022. In consideration, APH released $25,000,000 in letters of credit from Calpine, and CES will make payments to APH of $1,250,000 in 2005, $2,500,000 per year from 2006 through 2011, $3,500,000 per year until 2021 and $1,750,000 until the termination of the agreement in 2022. Concurrently, CAH became the prime guarantor, and the Company became the secondary guarantor of the CES payments to APH.

In accordance with the terms of the tolling agreements, CES will supply all fuel necessary to generate the energy it takes and will pay the Company a capacity charge and an operation and maintenance fee. Prior to the suspension of the tolling agreements in March 2006, these agreements were accounted for as operating leases, and therefore, capacity revenue was recognized on a straight-line basis. Due to varying payments contained in the contract, the difference between the amount billed to CES and capacity revenue recognized under the contract was recorded as deferred revenue or lease levelization asset in the consolidated balance sheets. Due to CES's Bankruptcy filing in December 2005, the Company has not recognized revenue under the agreements beyond that collateralized by the CES letter of credit as collection is not reasonably assured.

CES provided a letter of credit in favor of APH to collateralize its obligations under its tolling agreements with the Company. The terms of the letter of credit allow APH to make a draw in the event of a CES default under the tolling agreements. The limited liability agreement requires that a draw in favor of APH be treated as a distribution thereby reducing APH's member interest in the Company. In 2006, APH submitted drawing certificates in the amount of $15,000,000 on the letter of credit. Since the letter of credit collateralizes CES's obligations under the tolling agreements and since drawing upon the letter of credit satisfies CES's obligations to the Company to the extent of the letter of credit draws, the criteria for revenue recognition have been met as collection is reasonably assured. Accordingly, the Company has recognized revenue in 2006 for the amount of the letter of credit draws totaling $15,000,000 and has reduced APH's member's interest by the same amount.

The Company recorded revenues of $15,017,932, $71,402,014, and $74,692,889 for the years ended December 31, 2006, 2005, and 2004, respectively, under these agreements. As a result of CES's Bankruptcy Filing, the Company provided an allowance of $9,537,953 which represented the lease levelization asset under these tolling agreements at December 31, 2005 and an allowance of $5,542,812 representing the full amount of the accounts receivable balance with CES at December 31, 2005. There were no net receivables from affiliates as of December 31, 2006.

The Company's revenue from the agreements above includes $0, $0 and $870,041 for the years ended December 31 2006, 2005, and 2004, respectively, for the sale of purchased power to CES. The cost of this power was recorded as purchased power expense, affiliate.

Project Management Agreement
The Company has contracted with CCLP to provide project management services which includes the operation of the Facility. The project management agreement ("PMA") dated February 29, 2000, terminates on February 29, 2050 or unless terminated by CCLP with 90 days notice. The Company reimburses CCLP for costs and expenses included in the approved operating budget and future operating budgets. Based on this agreement, the Company recognized expense of $6,630,241, $4,493,046, and $5,436,243 within plant operating expense for the years ended December 31, 2006, 2005, and 2004, respectively.

Operation and Maintenance Agreement
The Company has contracted with CCLP for the operation and maintenance of the Facility under an operating and maintenance ("O&M") agreement dated July 27, 2001. The termination of the O&M agreement is co-terminus with the PMA described above. The Company reimburses CCLP for direct costs in connection with the business, including operation, repair and maintenance, administrative and billing services, technical analyses, contract administration, direct labor costs and other costs incurred in the performance of the services. The Company recorded fees of approximately $8,160,402, $1,923,624 and $0 associated with the O&M agreement for the years ended December 31, 2006, 2005 and 2004, respectively.

Pipeline Operating Agreement

Prior to February 2005, the Company had a Pipeline Operating Agreement with Cleco Energy, LLC, a subsidiary of Cleco, dated March 1, 2002. In 2005, Cleco sold Cleco Energy, LLC to a third party, Millennium Midstream Energy, LLC ("Millennium") (See Note 6). The Pipeline Operating Agreement was transferred to Millennium. Based on this agreement, the Company recognized expense of $8,200 and $106,853 within plant operating expense for the years ended December 31, 2005, and 2004, respectively.

Electric Service Agreement

The Company has an agreement for electric service with Cleco Power, LLC ("Cleco Power"), the successor to Cleco Utility Group, Inc., an affiliate of Cleco, dated December 15, 2001. The agreement covers electrical purchases of the Facility for a five-year period pursuant to Cleco Power's Louisiana Public Service Commission ("LPSC") Rate Schedule GS and its Rider Schedule for Long-Term Economic Development Services, subject to approval by the LPSC. Based on this agreement, the Company recognized expense of $1,967,589, $866,448 and $1,081,173 within plant operating expense for services received for the years ended December 31 2006, 2005, and 2004, respectively from Cleco Power.

Cleco Interconnection and Operating Agreement

The Company has an Interconnection and Operating Agreement with Cleco Power, dated February 25, 2000, pursuant to which the Company's generation facilities are interconnected to Cleco Power's adjacent transmission facilities. The Company is obligated to construct, own, operate and maintain all the interconnection facilities and equipment on its side of the point of interconnections, and Cleco Power is obligated to construct, own, operate, and maintain the interconnection facilities and equipment on its side of the point of interconnection. Based on this agreement, the Company recognized expense of $105,287, $38,974, and $45,594 within plant operating expense for the years ended December 31, 2006, 2005, and 2004, respectively.

6. **Significant Agreements**

Energy Management Services Agreement

On April 7, 2006, the Company entered into an energy management services agreement with Tenaska. The original term of the agreement was through April 30, 2006. The agreement was amended effective May 1, 2006 to extend the term through December 31, 2006 and provides for a month to month evergreen after such date. Tenaska arranges transactions to sell the Company's power in accordance with the provisions of the agreement. The Company recognizes revenue for sales under the marketing agreement as deliveries are made. For the year ended December 31, 2006, the Company recognized $82,175,200 in revenues related to this agreement.

Aquila Tolling Agreement

On October 9, 2000, the Company entered into a tolling agreement with Aquila that was effective for 20 years beginning July 1, 2002. On May 9, 2003, the Company terminated this tolling agreement with Aquila in return for a cash settlement of $105,500,000. CAH and APH agreed to distribute the proceeds as follows: (i) CAH received the $105,500,000 cash distribution in 2003; (ii) APH is entitled to receive an annual priority cash distribution of $14,000,000 starting from July 2003 through June 30, 2022; (iii) all distributions in excess of the first $14,000,000 are allocated between members in accordance with their respective interest; (iv) the priority distributions include imputed interest based on the rate of approximately 12.1%. Imputed interest for the years ended December 31, 2006, 2005, and 2004, of $5,987,373, $6,102,382 and $5,739,330, respectively, was recorded as an adjustment to the Members' capital balances.

The priority distribution for 2006 was not paid or accrued by the Company due to the fact that there was no distributable cash and the management committee did not declare a distribution. Under the LLC Agreement, priority distributions are cumulative, but only to the extent of available distributable cash and management committee declaration. Given the inherent uncertainty of predicting such available cash and management committee action, the Company did not accrue distributions payable at December 31, 2006.

Entergy Interconnection and Operating Agreement

The Company entered into an interconnection and operating agreement with Entergy Gulf States, Inc. ("Entergy"), as amended and restated January 4, 2001. The agreement states that Entergy will reimburse the Company for costs incurred by the Company for transmission system upgrades, totaling approximately $4,740,000. Entergy will reimburse the Company for these costs through future transmission credits or cash payments, as applicable. The Company received a combination of cash and credit reimbursements of $0, $1,123,217 and $484,934 for the years ended December 31, 2006, 2005, and 2004, respectively, based on this agreement. As of December 31, 2005, all amounts due under this agreement have been received by the Company.

Millennium Pipeline Operating Agreement

The Company has a Pipeline Operating Agreement with Millennium Midstream Energy, LLC ("Millennium"), formerly Cleco Energy, LLC, a subsidiary of Cleco, dated March 1, 2002. The agreement covers all operations, repair, improvements, alterations, inspections, testing, protection and other operations and activities that are necessary to maintain the facility in accordance with federal safety and maintenance standards promulgated under CFR part 192 and the regulations of the Louisiana Office of Conservation, and to accomplish the business objectives of the Company. The Company recognized expense of $109,728, $67,966 and $0 within plant operating expense for the years ended December 31, 2006, 2005 and 2004, respectively for these services.

7. **Property, Plant and Equipment, Net**

Property, plant and equipment, net is stated at cost less accumulated depreciation. Property, plant, equipment, net of estimated salvage value of 10% is depreciated using the straight-line method over the estimated useful lives of the assets, generally 35 years for the Company's power plant assets, including interconnect pipelines. For all power plant assets with useful lives of 10 years or less, no salvage value is estimated.

As of December 31, 2006 and 2005, the components of property, plant and equipment, net consisted of the following:

	2006	**2005**
Property, Plant and Equipment		
Buildings, machinery and equipment	$ 497,148,582	$ 498,064,140
Land	2,777,618	2,777,618
Less: Accumulated Depreciation	(62,645,803)	(49,082,888)
Property, plant and equipment, net	$ 437,280,397	$ 451,758,870

For the years ended December 31, 2006, 2005 and 2004, depreciation expense was $14,585,150, $14,621,587 and $14,257,335, respectively.

8. **Commitments and Contingencies**

Long-Term Service Agreement
The Company entered into a LTSA for spare parts, maintenance and related technical services on May 3, 2002 with an unaffiliated vendor. The term of the agreement, with respect to each of the Company's four combustion turbines began upon the commercial operation date, and terminates on an individual combustion turbine basis, at the end of the scheduled maintenance following the second major inspection of each respective combustion turbine or sixteen years, whichever comes first. In August 2006, an amendment was made to the LTSA which established maintenance and payment schedules based on estimates of the number of starts in a given period. The actual timing of maintenance may vary based on actual starts versus estimated starts due to operational and performance considerations. Prior to this, the maintenance and payment schedules were based on the estimated number of run hours. The agreement is cancelable by the Company in whole or part at any time by providing written notice to the counterparty. Upon notice to cancel by the Company, the Company is subject to a declining cancellation fee. At December 31, 2006, the contingent cancellation fee was $2,000,000.

Planned and Unscheduled Outages
On June 30, 2004, Combustion Gas Turbine CT-12 failed. This Siemens Westinghouse turbine was not under warranty at the time of failure. However, the replacement cost for the damaged components are described under the terms of the LTSA between the Company and Siemens Westinghouse, which was escalated as a result of the forced outage. The cost of repairs performed by the third party contractors of $5,476,490 was included in plant operating expense for 2004. In 2005, a settlement with Siemens Westinghouse was reached in which the total cost incurred by the Company for this outage was reduced by $2,569,623. The income impact of this settlement was recorded as a decrease to plant operating expense for the year ended December 31, 2005.

On August 3, 2004, it was discovered that the exhaust cylinder for CT-12 had two cracked struts, requiring a second forced outage to replace the cracked cylinder. The cost of repairs performed by the third party contractors of $2,695,820 was included in plant operating expense for the year ended December 31, 2004.

In September 2006, the Company determined that certain assets from the CT-12 failure were unable to be refurbished. The retirement of these assets resulted in a loss totaling $3,452,540 which is included in plant operating expense for the year ended December 31, 2006.

On November 6, 2006, the Combustion Gas Turbine CT-25 had a 14 day outage for work performed on the hot gas path ("HGP"). The cost of repairs totaling $2,898,644 was included in plant operating expense for the year ended December 31, 2006. In addition to the repair costs, the Company also removed from service parts with a net book value of $1,422,621 related to the CT-25 outage, which is included in plant operating expense for the year ended December 31, 2006.

CES Dispute
On March 8, 2005, the Company received a letter from CES requesting a refund of approximately $3,100,000 less the $774,104 outstanding receivable from CES. CES claimed errors in calculating the heat rate performance of the Company's facility from January 2003 through July 2004. As of December 31, 2004, the Company had reserved $436,341 for its receivable from CES. In June of 2005, a settlement was reached between the Company and CES regarding this dispute. Under the terms of this settlement, the Company reduced amounts owed by CES by $2,116,969, which decreased 2005 revenue by $1,680,628.

Guaranty Obligation
The Company and CAH entered into a guaranty agreement under which CAH became the prime guarantor and the Company became the secondary guarantor for the future payments from CES to APH that resulted from the August 2005 amendment to the tolling agreements as described in Note 5. The guaranty agreement requires the Company to perform in the event of a default of these payments by CES and CAH for $5,000,000 per year from 2006 through 2011, $7,000,000 per year from 2012 through 2021 and $3,500,000 in 2022. The guaranty amounts accumulate until paid. The Company would be required to begin making the scheduled payments to APH under the guaranty if all of the following conditions occur: i) the Company's management committee declares cash available for distribution, ii) CES does not pay the amount it owes under its agreement with APH, and iii) an event of default by CAH in whole or in part for their guaranty obligation as the prime guarantor. The Company could cease making payments only when either CES or CAH began performing under their respective agreements.

The Company has not been asked to perform under this guaranty as of December 31, 2006 as none of the conditions for payment have been met. CES paid all amounts due to APH in 2005. Any future obligations under this guaranty agreement are not estimable as of December 31, 2006 due to the uncertainty of determining amounts that CES and CAH will pay APH due to their respective bankruptcies and also due to the uncertainty of the Company's future cash available for distribution.

Other
The Company is involved in various legal and litigation matters arising in the normal course of business. Management does not expect that the outcome of these proceedings will have a material adverse effect on the financial position, results of operations or cash flows of the Company.